Filed by Vimeo Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Vimeo Holdings, Inc.

Vimeo, Inc.

Registration No. 333-251656

Date: April 1, 2021

The following communications were first made available on April 1, 2021.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This communication may contain "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC/InterActiveCorp's ("IAC") and Vimeo, Inc.'s ("Vimeo") anticipated financial performance, objectives, plans and strategies, statements relating to the anticipated consummation (including anticipated timing) of the pending separation of Vimeo from IAC, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Vimeo intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as "believe," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions, and are based on assumptions and assessments made by IAC's and Vimeo's management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Vimeo undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in reports that IAC has filed with the SEC; the risks inherent in separating Vimeo from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the abandonment of the proposed spin-off (including the failure to receive any required approvals from the stockholders of IAC), any litigation arising out of or relating to the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Vimeo; and other circumstances beyond IAC's and Vimeo's control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC's filings with the SEC, including a joint registration statement on Amendment No. 3 to Form S-4 filed by IAC and Vimeo Holdings, Inc. (“Holdings”) on March 12, 2021 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo.

No Offer or Solicitation / Additional Information and Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed separation of Vimeo from the remaining businesses of IAC through the spin-off (the "Spin-off") of Holdings, a new Vimeo holding company, and a merger of Vimeo with a subsidiary of Holdings (the "Merger"). In connection with the Spin-off and the Merger, IAC and Holdings intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), and have filed a joint registration statement on Form S-4 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo and that also constitutes a prospectus of IAC and of the new Vimeo holding company. The information in the preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. IAC will deliver the definitive proxy statement and Vimeo will deliver the definitive consent solicitation statement to their respective stockholders as required by applicable law. This communication is not a substitute for the proxy statement/consent solicitation statement/prospectus or any other proxy statement, consent solicitation statement or any other document that may be filed with the SEC in connection with the Spin-off or the Merger.

INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPIN-OFF AND MERGER.

Investors and security holders may obtain copies of these materials and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC's website at www.iac.com.

Participants in the Solicitation

IAC, Vimeo, Holdings and IAC's directors and executive officers may be deemed to be participants in the solicitation of proxies from IAC's stockholders in favor of the proposed Spin-off and the solicitation of consents from Vimeo's stockholders in favor of the proposed Merger under the rules of the SEC. Information about IAC's directors and executive officers is available in the joint registration statement on Amendment No. 3 to Form S-4 which was filed with the SEC by IAC and Holdings on March 12, 2021. Additional information regarding participants in the solicitations and a description of their direct and indirect interests will be included in the proxy statement/consent solicitation statement/prospectus and the other relevant documents filed with the SEC when they become available.